EXHIBIT I

TEEKAY TANKERS LTD. Bayside House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas
EARNINGS RELEASE

TEEKAY TANKERS LTD. REPORTS FOURTH QUARTER RESULTS

Highlights

▪	Completed the initial public offering of 11.5 million common shares on December 18, 2007
▪	Declared a cash dividend of $0.115 per share for the 14-day period from December 18, 2007 to December 31, 2007
▪	Achieved TCE of $38,626 per day on the spot Aframax fleet during the 14-day post-IPO period

Nassau, The Bahamas, February 27, 2008 - Teekay Tankers Ltd. (Teekay Tankers or the Company) today reported its financial results for the three months ended December 31, 2007.  On December 18, 2007, Teekay Tankers completed its initial public offering (IPO) of 11.5 million common shares at $19.50 per share, raising net proceeds of approximately $208.2 million that it used to repay debt owed to its parent company, Teekay Corporation (Teekay).

Net income for the period from December 18, 2007 to December 31, 2007 was $2.3 million.  On February 6, 2008, Teekay Tankers declared a cash dividend of $0.115 per share for the 14-day period from December 18, 2007 to December 31, 2007, representing a total cash dividend of $2.875 million(1).  The dividend will be paid on February 29, 2008 to all shareholders of record on February 15, 2008.

Net income for the three months ended December 31, 2007 was $6.2 million, compared to net income of $8.4 million for the three months ended September 30, 2007.   Net voyage revenues(2) for the three months ended December 31, 2007 were $21.2 million, compared to $22.2 million for the three months ended September 30, 2007.

Operating Results

The following table highlights the operating performance of the Company’s time-charter and spot-charter vessels measured in net revenues per revenue day, or time-charter equivalent (TCE):

	December 18, 2007 to December 31, 2007	Three Months Ended December 31, 2007	Three Months Ended September 30, 2007
Time-Charter Aframax Fleet
Revenue days (3)	56	240	230
TCE per revenue day (4)	$32,063	$33,182	$33,981

Spot-Charter Aframax Fleet
Revenue days (3)	70	588	598
TCE per revenue day (4)	$38,626	$22,610	$23,890

Total Aframax Fleet
Revenue days (3)	126	828	828
TCE per revenue day (4)	$35,709	$25,679	$26,692

(1) Refer to Appendix A for the calculation of the cash dividend amount.

(2) Net voyage revenues represents voyage revenues less voyage expenses.  Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies.  Please see the Company’s website at www.teekaytankers.com for a reconciliation of this non-GAAP financial measure.

(3) Revenue days excludes offhire days.
(4) TCE per day excludes Aframax Pool management fees.
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Spot tanker freight rates strengthened significantly towards the end of the fourth quarter of 2007 rising to near record highs in December 2007 and into January 2008.  However, the financial benefit of the increase in spot tanker rates had only a minimal impact on the fourth quarter financial results due to the timing difference between booking voyages and the physical commencement of voyages.  The main drivers behind the strengthening in rates were the restocking of low global oil inventories, a rise in global oil supply as OPEC increased output, and the completion of oil field and refinery maintenance.  These factors occurred later than normal, and as a result tanker rates did not strengthen until late in the fourth quarter of 2007.  Although tanker rates have declined from the high levels experienced early in the first quarter of 2008, they remain at high levels compared to historical averages.

As of February 13, 2008, the International Energy Agency (IEA) was forecasting global oil demand growth of 1.7 mb/d (or 1.9 percent) for 2008 which would be the highest since 2004. Developing regions such as China, other parts of Asia and the Middle East are expected to lead majority of the increase in global oil consumption.

In December 2007, an accident involving a single-hull VLCC, owned and operated by Far Eastern interests, resulted in a large oil spill off the coast of South Korea. The incident subsequently led to certain Asian countries accelerating their single-hull tanker phase-out schedule and several major regional charterers announcing a voluntary moratorium on the use single-hull tankers from 2009 onwards.  Teekay Tankers and Teekay have no single-hull tankers in their conventional tanker fleets.

Tanker sales for dry bulk carrier conversion continued to rise during the fourth quarter and the majority of these vessels are expected to leave the world tanker fleet during 2008, which would have a dampening effect on overall tanker supply growth.

Teekay Tankers’ Fleet

The following table summarizes the Company’s fleet as of February 27, 2008:

Aframax Fleet	Number of Owned Vessels
Time-Charter Vessels	5
Spot-Charter Vessels	4
Total	9

In February 2008, one of the Company’s Aframax tankers, the Everest Spirit, commenced a one-year fixed-rate time-charter at a rate of $31,400 per day.  This vessel was previously trading in the spot market but has now been included as a time-charter vessel in the above fleet list.

Future Growth Opportunities

Teekay has agreed to offer the Company, within 18 months following the completion of Teekay Tankers’ IPO, the right to purchase from it up to four existing Suezmax-class oil tankers. The Company anticipates additional opportunities to expand its fleet through acquisitions of tankers from third parties and additional tankers that it expects Teekay Corporation will offer to it from time to time.  These tankers may include crude oil and product tankers.

Liquidity

As of December 31, 2007, the Company had total liquidity of $149.8 million, comprising $34.8 million in cash and $115.0 million in an undrawn revolving credit facility.

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About Teekay Tankers Ltd.

Teekay Tankers Ltd. is a Marshall Islands corporation recently formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its conventional oil tanker business. Teekay Tankers Ltd. currently owns a fleet of nine double-hull Aframax-class oil tankers, which an affiliate of Teekay Corporation manages through a mix of short- or medium-term fixed-rate time-charter contracts and spot tanker market trading. In addition, Teekay Corporation has agreed to offer to Teekay Tankers Ltd., within 18 months following the completion of its initial public offering on December 18, 2007, the opportunity to purchase up to four existing Suezmax-class oil tankers. Teekay Tankers Ltd. intends to distribute on a quarterly basis all of its cash available for distribution, subject to any reserves established by its board of directors.

Teekay Tankers’ common stock trade on the New York Stock Exchange under the symbol “TNK”.

Earnings Conference Call

The Company plans to host a conference call at 1:00 p.m. ET on Thursday, February 28, 2008, to discuss the Company’s results and the outlook for its business activities. All stockholders and interested parties are invited to listen to the live conference call and view the Company’s earnings presentation through the Company’s web site at www.teekaytankers.com.  The Company plans to make available a recording of the conference call until midnight March 7, 2008 by dialing (866) 203-1112 or (647) 436-0148, access code 7797154, or via the Company’s web site until March 30, 2008.

For Investor Relations enquiries contact:
Dave Drummond
Tel:  +1 (604) 609-6442

For Media enquiries contact:
Alana Duffy
Tel:  +1 (604) 844-6605

Web site:  www.teekaytankers.com

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TEEKAY TANKERS LTD. SUMMARY CONSOLIDATED STATEMENTS OF INCOME (1) (in thousands of U.S. dollars, except share data)

	December 18, 2007 to December 31, 2007	October 1, 2007 to December 17, 2007	Three Months Ended December 31, 2007	Three Months Ended September 30, 2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

VOYAGE REVENUES	5,696	29,393	35,089	33,955

OPERATING EXPENSES
Voyage expenses	1,307	12,632	13,939	11,802
Vessel operating expenses	923	5,161	6,084	5,659
Depreciation and amortization	599	3,340	3,939	3,919
General and administrative	240	2,853	3,093	2,863
	3,069	23,986	27,055	24,243
Income from vessel operations	2,627	5,407	8,034	9,712
OTHER ITEMS
Interest expense	(361)	(1,439)	(1,800)	(1,348)
Foreign exchange gain (loss)	-	(9)	(9)	2
	(361)	(1,448)	(1,809)	(1,346)
Net income	2,266	3,959	6,225	8,366
Earnings per share - Basic and diluted	$0.09	$0.29	$0.41	$0.62
Weighted-average number of Class A common shares outstanding - Basic and diluted (2)	12,500,000	1,000,000	2,750,000	1,000,000
Weighted-average number of Class B common shares outstanding - Basic and diluted (2)	12,500,000	12,500,000	12,500,000	12,500,000
Weighted-average number of total common shares outstanding - Basic and diluted	25,000,000	13,500,000	15,250,000	13,500,000

(1)	During October 2007, Teekay Corporation formed Teekay Tankers Ltd., a Marshall Islands corporation. Prior to the closing of the Company’s initial public offering on December 18, 2007, a subsidiary of Teekay Corporation transferred to the Company nine wholly owned subsidiaries, each of which owns one Aframax-class oil tanker, in exchange for 12,500,000 shares of the Company’s Class B common stock, 2,500,000 shares of the Company’s Class A common stock and a $180.8 million non-interest bearing promissory note. Prior to these contributions to the Company, Teekay Corporation transferred seven of the nine Aframax tankers to seven new ship-owning subsidiaries. The accounts of the remaining two wholly owned subsidiaries and any transactions specifically attributable to these nine vessels in Teekay Corporation or other subsidiaries of Teekay Corporation which were not contributed to the Company are collectively referred to as Teekay Tankers Predecessor or the Predecessor. These transfers represent a reorganization of entities under common control and have been recorded at historical cost. The combined carve-out financial statements for the periods prior to December 18, 2007 reflect the combined carve-out financial position, results of operations and cash flows of the Predecessor.
(2)
For periods prior to the Company’s initial public offering on December 18, 2007, represents the number of common shares received by Teekay Corporation in exchange for a 54% ownership in Teekay Tankers Ltd. at the time of the initial public offering.

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TEEKAY TANKERS LTD. SUMMARY CONSOLIDATED BALANCE SHEETS (in thousands of U.S. dollars)
	As at	As at
	December 31, 2007	December 31, 2006
	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	34,839	-
Due from affiliates	4,735	-
Other current assets	2,178	14,204
Vessels and equipment	267,729	282,451
Other assets	1,574	1,970
Total Assets	311,055	298,625
LIABILITIES AND STOCKHOLDERS’ EQUITY / OWNER’S EQUITY
Accounts payable and accrued liabilities	4,615	7,854
Current portion of long-term debt	3,600	3,600
Advances from affiliates	-	42,496
Long-term debt	145,500	35,100
Other long-term liabilities	7,815	-
Stockholders’ equity / owner’s equity	149,525	209,575
Total Liabilities and Stockholders’ Equity / Owner’s Equity	311,055	298,625

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TEEKAY TANKERS LTD. SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of U.S. dollars)
	Years Ended December 31,
	2007	2006
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	61,262	62,170
FINANCING ACTIVITIES
Proceeds from long-term debt	437,604	154,004
Capitalized loan cost	(1,287)	(398)
Scheduled repayments of long-term debt	(3,600)	(3,600)
Prepayments of long-term debt	(323,604)	(336,951)
Repayment of note payable	(259,800)	-
Net advances to affiliates	(1,453)	(1,179)
Contribution/(return) of capital	(55,564)	126,976
Proceeds from issuance of Common Stock	209,648	-
Repurchase of Common Stock	(27,422)	-
Net financing cash flow	(25,478)	(61,148)
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(945)	(1,022)
Net investing cash flow	(945)	(1,022)
Increase in cash and cash equivalents	34,839	-
Cash and cash equivalents, beginning of the period	-	-
Cash and cash equivalents, end of the period	34,839	-

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TEEKAY TANKERS LTD. APPENDIX A – CASH DIVIDEND CALCULATION (in thousands of U.S. dollars)

Cash Available for Distribution

The Company has adopted a dividend policy to pay a variable quarterly dividend equal to its Cash Available for Distribution, subject to any reserves its board of directors may from time to time determine are required for the prudent conduct of its business.  Cash Available for Distribution represents net income plus depreciation and amortization, loan cost amortization, non-cash tax costs and any write-offs or other non-recurring items.

For the 14-day period December 18 to December 31, 2007
(unaudited)

Net Income	2,266
Add:
Depreciation and amortization	599
Loan cost amortization	9
Cash Available for Distribution	2,874

Weighted-average number of common shares outstanding	25,000,000

Cash dividend per share	$0.115

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Company’s future growth prospects; tanker market fundamentals, including the balance of supply and demand in the tanker market, and spot tanker charter rates; and the potential for Teekay Corporation to offer to Teekay Tankers Ltd. the opportunity to purchase tankers, including the four existing Suezmax-class oil tankers which Teekay Corporation is obligated to offer the Company within 18 months following the completion of Teekay Tankers’ IPO. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in the production of or demand for oil; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts; the Company’s ability to raise financing to purchase additional vessels; and other factors discussed in the Registration Statement of Teekay Tankers Ltd. on Form F-1 dated December 12, 2007.  The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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